UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_______________

FORM 11-K

______________

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 000-25887

_______________

PRIVATEBANCORP, INC.
SAVINGS, RETIREMENT AND EMPLOYEE STOCK OWNERSHIP PLAN
(Full title of the plan)

_______________

PrivateBancorp, Inc.
120 S. LaSalle Street
Chicago, Illinois 60603
(Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office)

REQUIRED INFORMATION

Item 4.
The PrivateBancorp, Inc. Savings, Retirement and Employee Stock Ownership Plan (the “Plan”) is subject to ERISA and files Plan financial statements and schedules prepared in accordance with the financial requirements of ERISA.

Financial Statements. Listed below are the financial statements and schedules filed as a part of the annual report.

(a)  Statements of Net Assets Available for Benefits as of December 31, 2011 and 2010, and the related Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2011 and 2010.

These Statements of Net Assets Available for Benefits as of December 31, 2011 and 2010 and the related Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2011 and 2010, respectively, included herein, are hereby incorporated by reference into the Registration Statement on Form S-8 filed with the Securities and Exchange Commission by the PrivateBancorp, Inc. Savings, Retirement and Employee Stock Ownership Plan on April 14, 2010 (File No. 333-166070).

SIGNATURES	16

EXHIBIT INDEX	17

- i -

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

KSOP Committee
PrivateBancorp, Inc. Savings, Retirement and Employee Stock Ownership Plan
Chicago, Illinois

We have audited the accompanying statements of net assets available for benefits of PrivateBancorp, Inc. Savings, Retirement and Employee Stock Ownership Plan (the “Plan”) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are presented fairly, in all material respects in relation to the basic financial statements taken as a whole.

/s/ CliftonLarsonAllen LLP

Oak Brook, Illinois
June 25, 2012

PRIVATEBANCORP, INC. SAVINGS, RETIREMENT AND
EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2011 and 2010

	2011	2010
ASSETS
Participant-directed investments, at fair value:
Principal Life Insurance Company pooled-separate accounts	$16,323,929	$15,081,263
American Funds registered investment companies	4,084,047	7,580,329
Dodge & Cox registered investment company	4,371,631	4,114,059
MainStay Funds registered investment company	3,131,451	-
Vanguard Group registered investment company	2,140,799	1,924,555
PIMCO registered investment company	2,642,055	2,340,705
Buffalo Funds registered investment company	674,895	625,110
COLUMBIA registered investment company	803,599	748,025
Janus International Holding, LLC registered
investment company	643,012	609,574
Dimensional Funds registered investment company	2,144,881	2,058,556
Water Island Capital, LLC registered investment company	186,653	9,603
Franklin Templeton registered investment company	301,723	79,352
PrivateBancorp, Inc. common stock	5,260,963	6,681,375
Guaranteed interest account,
Principal Life Insurance Company	1,440	3,352

Total participant-directed investments, at fair value	42,711,078	41,855,858

Receivables:
Notes receivable from participants	862,525	920,426
Participant contributions	-	1,014
Employer contributions	328	1,976

Total receivables	862,853	923,416

NET ASSETS AVAILABLE FOR BENEFITS	$43,573,931	$42,779,274

The accompanying notes are an integral part of the financial statements.

PRIVATEBANCORP, INC. SAVINGS, RETIREMENT AND
EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years Ended December 31, 2011 and 2010

	2011	2010
ADDITIONS TO NET ASSETS ATTRIBUTED TO
Contributions from employer	$1,931,459	$1,796,425
Contributions from participants	6,617,253	6,417,387
Rollovers	1,151,652	1,379,381
Interest income from notes receivable from participants	40,140	39,002
Interest income from guaranteed investment contract	55	394
Dividend income	378,209	319,103
Net realized and unrealized gains (losses) of PrivateBancorp, Inc. stock	(1,464,537)	2,478,239
Net realized and unrealized gains (losses) in fair value of registered
investment companies	(1,433,376)	1,877,347
Net realized and unrealized gains (losses) in fair value of pooled
separate accounts	(195,967)	1,894,397
Miscellaneous income	42	2,242

Total additions	7,024,930	16,203,917

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO
Withdrawals by participants	(6,043,398)	(6,150,475)
Administrative expenses	(186,875)	(156,556)

Total deductions	(6,230,273)	(6,307,031)

Net increase	794,657	9,896,886

NET ASSETS AVAILABLE FOR BENEFITS,
BEGINNING OF YEAR	42,779,274	32,882,388

NET ASSETS AVAILABLE FOR BENEFITS,
END OF YEAR	$43,573,931	$42,779,274

The accompanying notes are an integral part of the financial statements.

PRIVATEBANCORP, INC. SAVINGS, RETIREMENT AND
EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2011 and 2010

(1)        Description of plan

The following description of the PrivateBancorp, Inc. Savings, Retirement and Employee Stock Ownership Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General - The Plan is a defined contribution plan covering employees of PrivateBancorp, Inc. and its subsidiaries (PrivateBancorp, Inc. and its subsidiaries, the “Company”). At December 31, 2011, the Company’s subsidiaries included The PrivateBank and Trust Company and Lodestar Investment Counsel, LLC. In May 2011, The PrivateBank Securities, LLC, The PrivateBank Mortgage Company, and The PrivateBank Mortgage Company, LLC were liquidated and dissolved. The dissolutions had no impact on the Plan as all employees were eligible participants in the Plan under The PrivateBank and Trust Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

During the fourth quarter of 2010, The PrivateBank, N.A. (in Wisconsin) was merged into The PrivateBank and Trust Company. The merger had no impact on the Plan as The PrivateBank, N.A. employees were eligible participants in the Plan. At December 31, 2010, the Company’s subsidiaries included The PrivateBank and Trust Company, Lodestar Investment Counsel, LLC, The PrivateBank Securities, LLC, The PrivateBank Mortgage Company and The PrivateBank Mortgage Company, LLC.

Contributions - Participants may contribute up to the maximum percentage of compensation, as defined in the Plan document and dollar amounts permissible by the Internal Revenue Code (IRC). Company-paid cash bonuses are included in the definition of compensation. Participants may also transfer amounts representing distributions from other qualified defined benefit or contribution plans. Company matching contributions are discretionary and based on a percentage of employee contributions. The Company may make qualified matching contributions, corrective non-elective contributions and an additional discretionary contribution, all based on formulas determined by the Company.

Participant accounts - Each participant’s account is credited with the participant’s contribution and allocations of:  (a) the Company’s contribution and (b) investment earnings and losses and is charged with participant withdrawals or distributions and administrative fees and expenses. Allocations are based on employee contributions, eligible compensation or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Eligibility - An employee is eligible to participate in the Plan after completing one hour of service, as defined. Participants who are at least 18 years old are eligible for the Company’s contributions after one year of employment.

Vesting - Participants are immediately vested in their contributions and the Company’s qualified matching contributions and corrective non-elective contributions plus actual earnings thereon. Vesting in the Company’s matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 20% vested after one year of credited service and vest 20% per year thereafter, until becoming fully vested after five years of credited service.

Investment options - Currently, participants are able to direct employee contributions into pooled-separate accounts (PSAs) (maintained by an insurance carrier), mutual funds, a guaranteed investment contract and PrivateBancorp, Inc. common stock. Participants are able to transfer funds among all investment options.

Notes receivable from participants - Participants may borrow from their own account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan repayment terms are determined by the Company. The loans are secured by the balance in the participant’s account and bear interest at the prime rate (3.25% as of December 31, 2011 and 2010) in effect on the loan acquisition date plus 100 basis points. Interest rates ranged from 4.25% to 9.25% on all participant loans outstanding as of December 31, 2011. Principal and interest are paid ratably through payroll deductions.

PRIVATEBANCORP, INC. SAVINGS, RETIREMENT AND
EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2011 and 2010

(1)    Description of plan (continued)

Payment of benefits - Participants are eligible to receive the vested portion of their Plan account upon retirement, termination of employment, disability or death. Payment will generally be made in a lump sum. Hardship withdrawals are also available to participants who demonstrate financial need in certain circumstances, as defined.

Forfeited accounts - As of December 31, 2011 and 2010, forfeited nonvested accounts totaled $15,813 and $39,816, respectively. These accounts are used to reduce future Company contributions. During the Plan years ended December 31, 2011 and 2010, forfeitures in the amount of $84,928 and $70,057, respectively, were used to reduce the Company’s contributions.

(2)    Summary of significant accounting policies

Basis of accounting - The accompanying financial statements are prepared on the accrual basis of accounting.

Use of estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Investment valuation and income recognition - The Plan is invested in PSAs, PrivateBancorp, Inc. common stock, a guaranteed investment contract, and mutual funds, which are stated at fair value using methodologies described in Note 5.

Security transactions are accounted for on the date securities are purchased or sold (trade date). Dividend income is recorded on the ex-dividend date. Interest income is recognized when earned. Net realized and unrealized gains and losses are recorded in the accompanying financial statements as net realized and unrealized gains (losses) in fair value of investments. Contributions are recognized based on payroll dates and accrued if applicable.

Notes receivable from participants - Notes receivable from participants are uncollateralized obligations and are stated at the amount of unpaid principal balance plus any accrued but unpaid interest. Payments of notes receivable from participants are applied to the specific accounts comprising the balance. Delinquent participant loans are reclassified as distributions based upon terms of the Plan document.

There is no allowance for uncollectible notes receivable from participants recorded at December 31, 2011 and 2010 since all balances are deemed collectible.

Payment of benefits - Benefits are recorded when paid.

Administrative expenses - The administrative expenses of the Plan are paid by the Plan sponsor (PrivateBancorp, Inc.) and by the Plan participants. The expenses that are paid by the Plan sponsor are not included in the Statements of Changes in Net Assets Available for Benefits.

PRIVATEBANCORP, INC. SAVINGS, RETIREMENT AND
EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2011 and 2010

(3)        Investments

The following table presents the investments that represent 5% or more of the Plan’s net assets as of December 31, 2011 and 2010.

	2011	2010
Pooled-separate accounts Contract #6-11219:
Principal Money Market Sep Acct	$2,920,561	$2,539,888
Principal Lifetime 2020	2,316,895	2,156,639
Principal Lg Cap S&P 500 Index	2,474,296	*

Common stock: PrivateBancorp, Inc.	5,260,963	6,681,375

Registered investment companies:
American Funds Growth Fund of America R5	*	3,375,146
American Funds EuroPacific Growth Fund R5	*	2,394,404
Dodge & Cox Stock Fund	4,371,631	4,114,059
MainStay Lg Cap Growth I Fund	3,131,451	*
PIMCO Total Return Instl Fund	2,642,055	2,340,705

*	Below 5% threshold in the Plan.

The amount of appreciation (depreciation) of the value of the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) for the years ended December 31, 2011 and 2010, are as follows:

	2011	2010

Mutual funds	$(1,433,376)	$1,877,347
Pooled-separate accounts	(195,967)	1,894,397
Common stock	(1,464,537)	2,478,239

Total	$(3,093,880)	$6,249,983

Interest and dividends realized on the Plan’s investments for the years ended December 31, 2011 and 2010, were $378,264 and $319,497, respectively.

(4)	Related party transactions

Substantially all assets of the Plan are held in trust by Delaware Charter Guarantee & Trust Company, a Delaware corporation conducting business under the trade name of Principal Trust Company, Trustee for the Plan. Administrative fees in the amounts of $25,000 and $24,975 were paid to Principal Financial Group during the years ended December 31, 2011 and 2010, respectively, by PrivateBancorp, Inc. These transactions qualify as party-in-interest transactions.

PRIVATEBANCORP, INC. SAVINGS, RETIREMENT AND
EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2011 and 2010

(5)     Fair value measurements

The Plan measures, monitors and discloses its assets on a fair value basis in accordance with Financial Accounting Standards Board Accounting Standards Codification 820 (FASB ASC 820) Fair Value Measurements and Disclosures. FASB ASC 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1:	Inputs to the valuation methodology are quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value:

PrivateBancorp, Inc. common stock - Valued at the closing price reported on the active market on which the security is traded.

Mutual funds - Valued at the net asset value, based on quoted market prices in active markets, of shares held by the Plan at year end.

Pooled-separate accounts - Valued at the net asset value, based on quoted market prices in active markets, of shares of the underlying assets held by the Plan at year end. The pooled-separate accounts do not have finite lives, unfunded commitments relating to these types of investments, or significant restrictions on redemptions.

Guaranteed interest account - Guaranteed investment contract valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the creditworthiness of the issuer.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. Furthermore, while the Plan’s administrator (the Plan committee) believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

PRIVATEBANCORP, INC. SAVINGS, RETIREMENT AND
EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2011 and 2010

(5)        Fair value measurements (continued)

Following is a description of the nature and risks of the categories of assets by major security type.

Small/mid U.S. equity:  This asset class is generally composed of investment options that invest in stocks, or shares of ownership in small to medium-sized U.S. companies. These investment options typically carry more risk than larger U.S. equity investment options but have the potential for higher returns. They may be an appropriate choice for long-term investors who are seeking the potential for growth.

Large U.S. equity:  This asset class is generally composed of investment options that invest in stocks, or shares of ownership in large, well-established, U.S. companies. These investment options typically carry more risk than fixed income investment options but have the potential for higher returns over longer time periods. They may be an appropriate choice for long-term investors who are seeking the potential for growth.

Balanced/asset allocation:  This asset class is generally composed of a combination of fixed income and equity investment options. These investment options may include balanced, asset allocation, target-date, and target-risk investment options. They are typically lower risk than investment options that invest solely in equities.

Short-term fixed income:  This asset class is generally composed of short-term, fixed-income investment options that are largely liquid and are designed to not lose much value. These investment options may include stable value, money market, short-term bond, and guaranteed interest accounts. They are considered to be among the least risky forms of investment options. However, they typically have a lower rate of return than equities or longer-term fixed income investment options over long periods of time.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at the fair value as of December 31, 2011:

	Level 1	Level 2	Level 3	Total

Financial institution
common stock	$5,260,963	$-	$-	$5,260,963
Mutual funds:
Small/mid U.S. equity	2,121,505	-	-	2,121,505
Fixed income	2,943,778	-	-	2,943,778
Large U.S. equity	7,503,082	-	-	7,503,082
Balanced/asset allocation	2,050,958	-	-	2,050,958
Short-term fixed income	1,950,639	-	-	1,950,639
International equity	4,368,131	-	-	4,368,131
Other, market neutral	186,653	-	-	186,653
Pooled-separate accounts:
Small/mid U.S. equity	-	4,395,402	-	4,395,402
Large U.S. equity	-	2,474,296	-	2,474,296
Balanced/asset allocation	-	6,533,670	-	6,533,670
Short-term fixed income	-	2,920,561	-	2,920,561
Guaranteed interest account	-	-	1,440	1,440

Total assets at fair value	$26,385,709	$16,323,929	$1,440	$42,711,078

PRIVATEBANCORP, INC. SAVINGS, RETIREMENT AND
EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2011 and 2010

 (5)       Fair value measurements (continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at the fair value as of December 31, 2010:

	Level 1	Level 2	Level 3	Total

Financial institution
common stock	$6,681,375	$-	$-	$6,681,375
Mutual funds:
Small/mid U.S. equity	1,982,709	-	-	1,982,709
Fixed income	2,420,057	-	-	2,420,057
Large U.S. equity	7,489,205	-	-	7,489,205
Balanced/asset allocation	1,810,779	-	-	1,810,779
Short-term fixed income	1,859,357	-	-	1,859,357
International equity	4,518,158	-	-	4,518,158
Other, market neutral	9,603	-	-	9,603
Pooled-separate accounts:		-	-
Small/mid U.S. equity	-	4,126,423	-	4,126,423
Large U.S. equity	-	2,100,553	-	2,100,553
Balanced/asset allocation	-	6,314,398	-	6,314,398
Short-term fixed income	-	2,539,889	-	2,539,889
Guaranteed interest account	-	-	3,352	3,352

Total assets at fair value	$26,771,243	$15,081,263	$3,352	$41,855,858

The following table sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2011:

Guaranteed Interest Account

Balance, beginning of year	$3,352
Interest credited	55
Sales	(6)
Maturity of contract	(1,961)

Balance, end of year	$1,440

The following table sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2010:

Guaranteed Interest Account

Balance, beginning of year	$18,913
Interest credited	394
Purchases, sales, issuances and settlements (net)	(15,955)

Balance, end of year	$3,352

PRIVATEBANCORP, INC. SAVINGS, RETIREMENT AND
EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2011 and 2010

(6)        Tax status

In accordance with Section 7 of the Revenue Procedure 2011-6 and Section 15 of Revenue Procedure 2005-66 with respect to individually designed plans that fall in Cycle A of the Five-Year Remedial Amendment Cycle, on December 22, 2011, PrivateBancorp, Inc. applied for determination that the Plan (conformed through the Seventh Amendment) continues to meet the applicable requirements of Sections 401(a) and 4975(e)(7) of the IRC of 1986 as amended (the “Code”) and that its corresponding trust, established under The Principal Trust Company Directed Trust Agreement, continues to be tax exempt under IRC Section 501(a).

A favorable determination letter, dated July 21, 2008, was previously issued on the Plan and the First Amendment. The Plan has since been amended six times and, accordingly, is now conformed through the Seventh Amendment. The Plan sponsor and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with applicable requirements of the IRC.

(7)        Plan termination

Although they have not expressed any intent to do so, the Company and its subsidiaries have the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in the Company contributions.

(8)        Risks and uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

(9)        Prohibited transactions

Defined contribution plans are required to remit employee contributions to the Plan as soon as they can be reasonably segregated from the employer’s general assets, but no later than the 15th business day of the month following the month in which the participant contributions are withheld by the employer.

For the Plan year ended December 31, 2011, employee contributions were remitted timely to the Plan. For the Plan year ended December 31, 2010, the Company did not remit one employee’s contribution timely to the Plan in the amount of $1,014. The Company calculated and remitted lost earnings to the Plan participants during the 2011 Plan year.

(10)      Plan amendments

Effective January 1, 2012, the Plan was amended to add a new sentence at the end of the definition of “Employer Stock” in Section 2 of the Plan to read “For purposes of the Plan, the term “readily Tradable on an Established Securities Market” with respect to the stock issued by the Company or an Affiliate means stock that is listed on a national securities exchange that is registered with the Securities Exchange Commission under Section 6 of the Securities Exchange Act of 1934, as amended.”

Effective January 1, 2010, the Plan was amended to incorporate changes in the laws. In addition, there were discretionary changes made to the definition of Plan beneficiaries, a provision for employees who die on military leave, the composition of committee members, and to slightly change the definition of the specific designation group.

PRIVATEBANCORP, INC. SAVINGS, RETIREMENT AND
EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2011 and 2010

(11)      Subsequent events

Management evaluated subsequent events through the date the financial statements were issued. Events or transactions occurring after December 31, 2011, but prior to the financial statements being issued, that provided additional evidence about conditions that existed at December 31, 2011, have been recognized in the financial statements for the year ended December 31, 2011. Events or transactions that provided evidence about conditions that did not exist at December 31, 2011, but arose before the financial statements were issued have not been recognized in the financial statements for the year ended December 31, 2011.

This information is an integral part of the accompanying financial statements.

SUPPLEMENTAL SCHEDULES

PRIVATEBANCORP, INC. SAVINGS, RETIREMENT AND
EMPLOYEE STOCK OWNERSHIP PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4(i) -
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2011

EIN:  36-3681151
Plan Number:  001

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investments including maturity date, rate of interest, collateral, par or maturity value	Cost	Current value

*	Principal Money Market Sep Acct	Pooled separate account	(1)	$2,920,561
*	Principal Lg Cap S&P 500 Index	Pooled separate account	(1)	2,474,296
*	Principal Mid Cap Value	Pooled separate account	(1)	1,356,506
*	Principal Sm Cap S&P 600 Index	Pooled separate account	(1)	1,007,332
*	Principal Mid Cap S&P 400 Index	Pooled separate account	(1)	1,538,311
*	Principal LifeTm 2010	Pooled separate account	(1)	479,523
*	Principal LifeTm 2020	Pooled separate account	(1)	2,316,895
*	Principal LifeTm 2030	Pooled separate account	(1)	1,503,478
*	Principal LifeTm 2040	Pooled separate account	(1)	1,318,139
*	Principal LifeTm 2050	Pooled separate account	(1)	606,951
*	Principal LifeTm Str Inc	Pooled separate account	(1)	308,683
*	Principal Real Estate Secs	Pooled separate account	(1)	493,254
*	PrivateBancorp, Inc.	Common stock	(1)	5,260,963
	American Funds American Balanced Fund R5	Registered investment company	(1)	2,050,958
	American Funds EuroPacific Growth Fund R5	Registered investment company	(1)	2,033,089
	Dodge & Cox Stock Fund	Registered investment company	(1)	4,371,631
	Buffalo Small Cap Fund	Registered investment company	(1)	674,895
	Columbia Acorn Z Fund	Registered investment company	(1)	803,599
	Perkins Small Cap Value I Fund	Registered investment company	(1)	643,012
	Dimensional Fund DFA Int’l Small Cap Value I Fund	Registered investment company	(1)	908,763
	Dimensional Fund DFA Emerging Mkts Value I Fund	Registered investment company	(1)	1,236,118
	MainStay Lg Cap Growth I Fund	Registered investment company	(1)	3,131,451

PRIVATEBANCORP, INC. SAVINGS, RETIREMENT AND
EMPLOYEE STOCK OWNERSHIP PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4(i) -
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2011

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investments including maturity date, rate of interest, collateral, par or maturity value	Cost	Current value

	Vanguard ST Bond Index Inv Fund	Registered investment company	(1)	1,950,639
	Vanguard Devel Markets	Registered investment company	(1)	190,161
	Templeton Global Bond Adv. Fund	Registered investment company	(1)	301,722
	Water Island Arbitrage I Fund	Registered investment company	(1)	186,653
	PIMCO Total Return Instl Fund	Registered investment company	(1)	2,642,055
*	Guaranteed interest account, Principal Life Insurance Company	Insurance company general fund account	(1)	1,440
	Notes receivable from participants	Participant loans - 4.25% -9.25%, with various maturities		862,525

				$43,573,603

*          Party-in-interest as defined by ERISA.
(1)       Cost information may be omitted as the investments are participant-directed.

PRIVATEBANCORP, INC. SAVINGS, RETIREMENT AND
EMPLOYEE STOCK OWNERSHIP PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4(a) -
SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
December 31, 2011

EIN:  36-3681151
Plan Number:  001

Participant contributions transferred late to the plan: $1,014	Total that constitute non-exempt prohibited transactions: $1,014			Total fully corrected under VFCP and PTE 2002-51 $0
Check here if late participant loan contributions are included ☐	Contributions not corrected: $0	Contributions corrected outside VFCP: $1,014	Contributions pending correction in VFCP: $0

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:    June 25, 2012

PRIVATEBANCORP, INC.
SAVINGS, RETIREMENT AND EMPLOYEE STOCK OWNERSHIP PLAN

By:    PrivateBancorp, Inc. Savings, Retirement and Employee Stock Ownership Plan Committee
By:   /s/ Michael Susman
Name:  Michael Susman
Title:       Committee Member

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of CliftonAllenLarson LLP